UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

SINO CHARTER, INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER 000-53155

NEVADA	20-8658254
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

No. 1749-1751 Xiangjiang Road Shishi City, Fujian Province, PRC 362700
(Address of principal executive offices)

+86 (0595) 88554555
(Registrant's telephone number, including area code)

SINO CHARTER, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF SINO CHARTER, INC.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.00001 per share (the “Common Stock”) of Sino Charter, Inc. (“Sino Charter” or the “Company”) as of February 24, 2009 with respect to a change of the majority of directors of the Company in connection with a change of control of the Company.

On February 13, 2009 (the “Transaction Closing Date”), the Company completed a share exchange under a Share Exchange Agreement dated February 13, 2009 (the “Exchange Agreement”), by and among the Company, Peng Xiang Peng Fei Investments Limited, a British Virgin Islands company (“Peng Xiang”) and the shareholders who, immediately prior to the Transaction Closing Date, collectively held 100% of Peng Xiang’s issued and outstanding share capital (the “BVI Shareholders”).  Under the terms of the Exchange Agreement, the Company acquired 100% of Peng Xiang’s issued and outstanding capital stock, in consideration for which the Company issued an aggregate of 14,560,000 restricted shares of its common stock to the BVI Shareholders (the “Share Exchange”). Peng Xiang is a holding company that, through its wholly owned subsidiary, Korea Jinduren (International) Dress Limited, a company incorporated in Hong Kong Special Administrative Region (“Korea Jinduren”), controls Jinjiang Yinglin Jinduren Fashion Limited, a company organized in the PRC (“Yinglin Jinduren”), by a series of contractual arrangements. Yinglin Jinduren designs, develops, manufactures and distributes casual apparel and clothing products targeted toward fashion-conscious middle-class Chinese consumers under the brand name “V·LOV.” Peng Xiang, Korea Jinduren and Yinglin Jinduren are sometimes collectively referred to as “V·LOV.”

The completion of the Share Exchange resulted in a change of control.  Under the terms of the Exchange Agreement, effective February 18, 2009, Qingqing Wu was appointed to the board of directors as Chairman, Matthew Hayden resigned as the Company’s Chief Executive Officer, President, Chief Financial Officer and Secretary, and the following persons were appointed as the Company’s officers:

Name:	Offices:
Qingqing Wu	President, Chief Executive Officer, Chief Operating Officer and Secretary
Yushan Zheng	Chief Financial Officer and Treasurer

However, it was the intent of the parties to the Exchange Agreement that Mr. Hayden resign from his officer positions after the filing of the Company’s annual report on Form 10-K for the fiscal year ended November 30, 2008 (the “10-K”). Accordingly, the Company, Mr. Wu, Mr. Zheng and Mr. Hayden entered into a Supplemental Agreement dated February 18, 2009, pursuant to which Mr. Wu and Mr. Zheng agreed to resign from their offices, and Mr. Hayden agreed to be reappointed as Chief Executive Officer, President, Chief Financial Officer and Secretary on an interim basis, until the earlier of February 23, 2009 or immediately after the filing of the 10-K. Accordingly, on February 23, 2009, pursuant to the terms of the Supplemental Agreement, Mr. Hayden resigned from his officer positions, and Mr. Wu was reappointed to the board of directors and as President, Chief Executive Officer, Chief Operating Officer and Secretary, and Mr. Zheng as Chief Financial Officer and Treasurer.

Under the Exchange Agreement, Mr. Hayden has also agreed to resign from the board of directors, and the following persons have agreed to be appointed as directors (the “Proposed Directors”):

Name of Proposed Director:
Jianwei Shen
Zhifan Wu
Yuzhen Wu

Because the appointments of the Proposed Directors and the corresponding resignation of Mr. Hayden as a director will result in a change in the majority of the Company’s directors, they will not be effected until at least ten (10) days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.           Voting Securities of the Company

As of February 24, 2009, there were 16,014,421 shares of the Company’s Common Stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.           Security Ownership of Certain Beneficial Owners and Management

Security Ownership Prior To Change Of Control

The following table sets forth information regarding the beneficial ownership of our common stock as of February 12, 2009, for each of the following persons, immediately prior to the transactions contemplated by the Exchange Agreement:

•	each of the directors and officers;

•	all of the directors and officers as a group; and

•	each person who is known by us to own beneficially five percent or more of our common stock.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 12, 2009.

Common Stock Beneficially Owned
Executive officers and directors:	Number of Shares beneficially owned (1)	Percentage of class beneficially owned after the Transaction (2)
Matthew Hayden (3)	20,000	17.94%
All directors and executive officers as a group (one person)	20,000	17.94%

5% Shareholders:
Pope Investments II LLC (4)	56,000	50.22%
Ancora Greater China Fund, LP (5)	24,000	21.52%
MMH Group, LLC (3)	20,000	17.94%

(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)	Based on 111,500 shares of Common Stock outstanding as of February 12, 2009.

(3)
Shares are held in the name of MMH Group, LLC. Mr. Hayden is the Managing Partner and sole stockholder of MMH Group, LLC, and the Chief Executive Officer, Chief Financial Officer, Secretary and Director of the Company immediately prior to the closing of the Exchange Agreement. The address for Mr. Hayden and MMH Group, LLC is 7582 Windermere Court, Lake Worth, Florida 33467.

(4)	The address for Pope Investments II, LLC is 5100 Popular Avenue, Suite 805, Memphis, Tennessee 38137.

(5)	The address for Ancora Greater China Fund, LP is One Chagrin Highlands, 2000 Auburn Drive, Suite 300, Cleveland, Ohio 44122.

Security Ownership After Change Of Control

The following table sets forth information regarding the beneficial ownership of our common stock as of February 24, 2009, for each of the following persons, after giving effect to the transactions under the Exchange Agreement:

•	each of the Proposed Directors and the new executive officers;

•	all such directors and executive officers as a group; and

•	each person who is known by us to own beneficially five percent or more of our common stock.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 24, 2009.

	Common Stock Beneficially Owned
Incoming executive officers and directors: (1)	Number of Shares beneficially owned (2)	Percentage of class beneficially owned after the Transaction (3)
Qingqing Wu (4)	9,596,496	59.92%
Yushan Zheng	0	0%
Jianwei Shen	0	0%
Zhifan Wu	0	0%
Yuzhen Wu	0	0%
All directors and executive officers as a group (five persons)	9,596,496	59.92%

5% Shareholders:
Bestgrain Limited (4)	9,956,496	59.92%

(1)	Unless otherwise indicated, the address of the beneficial owner is No 1749-1751 Xiangjiang Road, Shishi City, Fujian Province, China.

(2)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(3)	Based on 16,014,421 shares of Common Stock outstanding as of February 24, 2009.

(4)
The address of Bestgrain Limited is 18A Man Hing Commercial Building, 79-83 Queen’s Road Central, Hong Kong. Mr. Qingqing Wu is the director and sole shareholder of Bestgrain Limited, thus Mr. Wu indirectly owns the shares held by Bestgrain Limited through his sole ownership of Bestgrain Limited.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth information regarding the Company’s current executive officers and directors as well as the Proposed Directors:

Name	Age	Positions
Qingqing Wu	38	Chairman of the Board, President, Chief Executive Officer, Chief Operating Officer and Secretary
Yushan Zheng	46	Chief Financial Officer and Treasurer
Jianwei Shen	43	Proposed Director
Zhifan Wu	42	Proposed Director
Yuzhen Wu	30	Proposed Director
Matthew Hayden	37	Director

The following is a brief account of the education and business experience of the current officers and directors, as well as the Proposed Directors, during at least the past five years, indicating the person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Qingqing Wu graduated from Xiamen Jimei School of Light Industry in 1990 with a major in apparel design and received a Masters in Business Administration degree from Tsing-Hua University in 2007. Mr. Wu worked as a designer at Huacai Apparel Factory in Jinjiang County from 1990-1992. Between 1992 and 1994, Mr. Wu served as the Director of Design and Assistant to General Manager at Shidali Apparel Co., Ltd. in Jinjiang City. In November 1994, Mr. Wu founded Yinglin Jinduren. Mr. Wu also serves as the Standing Director of the First Committee of the Association of Fabric & Apparel in Jinjiang City.

Yushan Zheng graduated from Jiangxi University of Finance & Economics in 1987 with a major in industrial economics.  Mr. Zheng worked as the Director of Finance Department and served as the Chief Accounting Officer of Xianyou Electrical Machine Co., Ltd. in Fujian Province from 1987 till 2000. Between 2000 and 2004, Mr. Zheng served as the Manager of Auditors at Huada Certified Tax Agent Firm in Putian City.  From 2004 to 2009, Mr. Zheng served as the Manager of Finance Department and acted as the Chief Financial Officer of Sanyuan Metal Co., Ltd. and Sanchuan Aluminum Co., Ltd., respectively, in Fujian Province.  Starting from February 2009 until present, Mr. Zheng has been serving as the Chief Financial Officer of Yinglin Jinduren.  Mr. Zheng is a Chinese Certified Public Accountant and a Certified Tax Agent.

Dr. Jianwei Shen holds a Doctorate of Economics and Management from China Agricultural University, a Doctorate of Philosophy from Hohenheim University in Germany, a Master Degree in Economics and Management from Beijing Agricultural University, and a Bachelor’s Degree in Agricultural Economics from Beijing Agricultural University.  Since 2006, Dr. Shen is an independent director and a member of the Audit Committee of the China Essence Group Ltd., a company listed on the Singapore Exchange (Main Board).  From 2002 to 2005, he served as a project manager at Fujian Fuma Foods Group Co., and he worked as a project manager at Beijing Dasbro Co. Ltd from 1993 to 2000.  Dr. Shen is also a member of the Specialist Advisors to the City of Jinjiang, Fujian.  ADr. Shen also provides strategic corporate advisory services to Yinglin Jinduren.

Zhifan Wu serves as the manager of Yinglin Jinduren’s Purchasing Department, a position he has held since March 2006.  Mr. Wu worked as the purchasing assistant at Huangbao Apparel Co., Ltd. from 1996 to 2000.  From March 2000 to 2005, Mr. Wu served as the manager of the Purchasing Department in Huangbao Apparel Co., Ltd.

Yuzhen Wu graduated from Huaqiao University in 1998 with a major in Business Management. Mr. Wu has been working at Yinglin Jingduren since 1998. From 1998 to 2001, Mr. Wu worked as the workshop director. From 2001 to 2003, Mr. Wu worked as the production manager overseeing all production arrangements and process. Mr. Wu served as the vice general manager between 2003 and 2006, and as director of the general production management since 2006.

Matthew Hayden was President and founder of Hayden Communications, Inc. from January 2000 through June 2006. From July 2006 to present Mr. Hayden is the President (and founder) of Hayden Communications International, Inc. Mr. Hayden performs corporate consulting and communications for companies located in the United States and worldwide.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

FAMILY RELATIONSHIPS

Other than Mr. Qingqing Wu and Mr. Zhifan Wu, who are brothers, there are no family relationships between any of our directors, executive officers and proposed directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our current executive officers, directors and Proposed Directors has, during the past five years:

(a)
Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)
Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)
Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Company

Other than the transactions under the Share Exchange Agreement as more fully described in our Current Report on Form 8-K/A filed with the Securities and Exchange Commission on February 18, 2009 and the related party transactions of V·LOV that are described below, during our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds  $120,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

V·LOV

Set forth below are the related party transactions between Yinglin Jinduren’s stockholders, officers and/or directors, and Yinglin Jinduren as of the date set forth on the table.

	(Amount in Thousands)
	September 30, 2008	December 31, 2007	December 31, 2006
	(Unaudited)
Amounts due from a director:
Mr. Qingqing Wu (1) (2)	$0	$156	$146
Amount due to a director:
Mr. Qingqing Wu (1) 3)	2	1	1

(1)	The amount due to/from a director was unsecured, interest-free and repayable on demand.

(2)	The amount due from Mr. Wu is for Yinglin Jinduren in connection with the normal course of business.

(3)	The amount due to Mr. Wu is from Peng Xiang for its general expenses.

Yinglin Jinduren has also licensed four trademarks from Mr. Qingqing Wu, although none of these trademarks are currently used in  connection with any products.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC.  Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).  Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, the following Reporting Persons did not comply with the Section 16(a) filing requirements applicable to them: Mr. Matthew Hayden, Mr. Bradley Miller, MMH Group LLC, Ancora Advisors Pope Investments II LLC, Pope Asset Management LLC and Mr. William P. Wells.

DIRECTOR INDEPENDENCE

Our common stock is quoted on the OTC Bulletin Board inter-dealer quotation system, which does not have director independence requirements.  Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if, at any time during the past three years, he or she was employed by the Company or any parent or subsidiary of the Company.  Prior to the Share Exchange, Mr. Matthew Hayden acted as our sole executive officer and sole director and therefore is not considered to be independent.  Mr. Qingqing Wu, being an executive officer and a director, is not independent.

Upon the appointment of the Proposed Directors, Dr. Jianwei Shen will be an independent director.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors does not have a separately constituted audit committee, compensation committee, nominating committee, executive committee or any other committees.  As the Company’s board of directors has, to date, consisted of only two directors, the Company’s board of directors felt that it was unnecessary to create separately designated director committees. The functions ordinarily handled by these committees are currently handled by our entire board of directors.  We have, however, charters adopted for audit and disclosure committees. Our board of directors intends to review our governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of our business.

In evaluating director candidates, our board of directors takes into account the entire background of the particular candidate, including his or her business experience, specialized skills or experience possessed by the particular candidate, and the candidate’s integrity and reputation.  Executive officer and director compensation is also determined by examining the entirety of the circumstances, including the experience and responsibilities of the particular individual as well as the amount of time devoted to the Company’s business. Our board of directors does not have a fixed policy regarding the consideration of director candidates recommended by stockholders and has not provided a process for stockholders to nominate director candidates.

We do not currently have a person who qualifies as an “audit committee financial expert” on our board of directors.  Our board of directors believes that the cost of appointing an audit committee financial expert is prohibitive at this time.

MEETINGS OF DIRECTORS

Our board of directors held no formal meetings during the most recently completed fiscal year. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

We do not have any separate process for communicating with the board of directors.  Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

Currently, we do not pay any compensation to members of our board of directors for their service on the board.  However, we intend to review and consider future proposals regarding board compensation.

Executive Compensation

The following table summarizes all compensation recorded by the Company in the most recent last two fiscal years for its principal executive officer, each of its other two most highly compensated executive officers serving as such whose annual compensation exceeded $100,000, and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of the Company at the end of its fiscal year.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation ($)	Nonquali-fied Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)

Qingqing Wu, current CEO, President, COO and Secretary (1)	2008 2007	0 0	0 0	0 0	0 0	0 0	0 0	0 0	$ $	0 0

Matthew Hayden, outgoing CEO, President, Secretary, CFO and Treasurer (2)	2008 2007	0 0	0 0	0 0	0 0	0 0	0 0	0 0	$ $	0 0

Bradley Miller, former CEO, President, Secretary, CFO and Treasurer (3)	2008 2007	0 0	0 0	0 0	0 0	0 0	0 0	0 0	$ $	0 0

(1)
In connection with the Share Exchange, Mr. Qingqing Wu became the Company’s President, Chief Executive Officer, Chief Operating Officer and Secretary effective February 23, 2009. Mr. Wu’s compensation reflects payment, if any, that he received from V·LOV prior to the consummation of the Share Exchange.

(2)
Mr. Matthew Hayden became the Company’s President, Chief Executive Officer, Secretary Chief Financial Officer, and Treasurer on August 1, 2008, and in connection with the Share Exchange, he resigned from all of these executive officer positions effective February 23, 2009.

(3)
Mr. Bradley Miller became the Company’s President, Chief Executive Officer, Secretary Chief Financial Officer, and Treasurer on October 30, 2006, and he resigned from all of these executive officer positions on August 1, 2008.

Outstanding Awards at Fiscal Year-End

There were no unexercised options, stock that has not vested or equity incentive plan awards for any of our executive officers outstanding as of the end of our last completed fiscal year.

Employment Contracts

We currently have no employment agreements with any of our executive officers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SINO CHARTER, INC.

/s/ Qingqing Wu
Qingqing Wu Chief Executive Officer, President, Chief Operating Officer and Secretary

Dated: February 24, 2009